SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Focus Media Holding Limited
(Name of Issuer)

Ordinary Shares, $0.00005 par value
(Title of Class of Securities)

34415V109
(CUSIP Number)

April 17, 2008
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34415V109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 32,737,155 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 32,737,155 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,737,155 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IA, PN

(1) The number of shares beneficially owned is comprised of 32,737,155 ordinary shares represented by 6,547,431 American depositary shares (“ADS”).

CUSIP No. 34415V109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 32,737,155 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 32,737,155 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,737,155 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

(1) The number of shares beneficially owned is comprised of 32,737,155 ordinary shares represented by 6,547,431 ADS.

Item 1.
(a)	Name of Issuer
Focus Media Holding Limited

(b)	Address of Issuer's Principal Executive Offices
28-30/F, Zhao Feng World Trade Building 369 Jiangsu Road Shanghai 200050 China

Item 2.
(a)	Name of Person Filing
D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 120 W. 45th Street, Tower 45, 39th Floor New York, NY 10036

(c)	Citizenship
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware. David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Ordinary Shares, $0.00005 par value

(e)	CUSIP Number
34415V109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of April 23, 2008:

(a) Amount beneficially owned:

D. E. Shaw & Co., L.P.:
32,737,155 shares
This is composed of (i) 23,670,020 ordinary shares represented by 4,734,004 ADS in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 9,066,665 ordinary shares represented by 1,813,333 ADS in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iii) 470 ordinary shares represented by 94 ADS in the name of D. E. Shaw Synoptic Portfolios 2, L.L.C.

David E. Shaw:
32,737,155 shares
This is composed of (i) 23,670,020 ordinary shares represented by 4,734,004 ADS in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 9,066,665 ordinary shares represented by 1,813,333 ADS in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iii) 470 ordinary shares represented by 94 ADS in the name of D. E. Shaw Synoptic Portfolios 2, L.L.C.

(b) Percent of class:
D. E. Shaw & Co., L.P.:	5.1%
David E. Shaw:	5.1%

(c) Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
	D. E. Shaw & Co., L.P.:	32,737,155 shares
	David E. Shaw:	32,737,155 shares

(iii)	Sole power to dispose or to direct the disposition of:
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
	D. E. Shaw & Co., L.P.:	32,737,155 shares
	David E. Shaw:	32,737,155 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Synoptic Portfolios 2, L.L.C., and the managing member and investment advisor of D. E. Shaw Valence Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Synoptic Portfolios 2, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 32,737,155 shares as described above constituting 5.1% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 32,737,155 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below, each of D. E. Shaw & Co., L.P. and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, is attached hereto.

Dated: April 28, 2008

D. E. Shaw & Co., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

David E. Shaw

By:	/s/ Rochelle Elias
Rochelle Elias Attorney-in-Fact for David E. Shaw